SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

RCS Capital Corporation

(Name of Issuer)

Class A Common Stock, par value $0.001

(Title of Class of Securities)

74937W102

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue, 22nd Floor

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 9, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74937W102		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Principal Holdings I, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 0 shares of Class A common stock(1)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 0 shares of Class A common stock(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Class A common stock(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person PN

(1)         Represents shares of Class A common stock issuable upon conversion of Series D-1 Preferred Stock.  See Item 5.

CUSIP No. 74937W102		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Principal Holdings I GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 0 shares of Class A common stock(1)

	9	Sole Dispositive Power

	10	Shared Dispositive Power 0 shares of Class A common stock(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Class A common stock(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person OO

(1)         Represents shares of Class A common stock issuable upon conversion of Series D-1 Preferred Stock.  See Item 5.

This Amendment No. 1 to Schedule 13D is filed jointly by (i) Apollo Principal Holdings I, L.P. (“Principal I”), a Delaware limited partnership, and (ii) Apollo Principal Holdings I GP, LLC (“Principal I GP”), a Delaware limited liability company (collectively, the “Reporting Persons”), and supplements and amends the Statement on Schedule 13D filed by the Reporting Persons on August 28, 2015 with respect to the Class A common stock, par value $0.001 (the “Class A common stock”), of RCS Capital Corporation (the “Issuer”).

Unless otherwise indicated, capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Statement on Schedule 13D filed on August 28, 2015.

Responses to each item of this Amendment No. 1 to Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.         Security and Issuer

Item 2.         Identity and Background

Item 3.         Source and Amount of Funds or Other Consideration

Item 4.         Purpose of Transaction

Item 5.         Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

On November 9, 2015, Principal I sold the 1,000,000 shares of the Issuer’s Series D-1 Preferred Stock previously held by Principal I for an aggregate sales price of $25,666,845.  Following the sale of the Series D-1 Preferred Stock, Principal I no longer holds any shares of the Issuer’s Series D-1 Preferred Stock that may be converted into the Issuer’s Class A common stock.

Each of the Reporting Persons disclaims beneficial ownership of all of the securities of the Issuer included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(a)  See also the information contained on the cover pages of this Amendment No. 1 to Schedule 13D which is incorporated herein by reference.

(b)                                 See the information contained on the cover pages of this Amendment No. 1 to Schedule 13D, which is incorporated herein by reference.

(c)                                  There have been no reportable transactions with respect to the Class A common stock of the Issuer within the last 60 days by the Reporting Persons other than as described in this Amendment No. 1 to Schedule 13D.

(d)                                 Not applicable.

(e)                                  November 9, 2015.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Termination Agreement and Release

On November 8, 2015, Principal I and certain of its affiliates, including Apollo Management Holdings, L.P., AR Capital, LLC, AR Global Investments, LLC, Nicholas S. Schorsch, Peter M. Budko, William M. Kahane, Edward M. Weil, Jr. and Brian S. Block entered into a Termination Agreement and Release under which, among other things, Principal I agreed to sell an aggregate of 1,000,000 shares of Series D-1 Preferred Stock to AR Capital, LLC for an aggregate purchase price of $25,666,845.  The closing of the sale occurred on November 9, 2015. In accordance with the Termination Agreement and Release, the two directors that had been elected to the Issuers board of directors by Principal I resigned from the board (and all committees thereof) on November 6, 2015.

The summary of the Termination Agreement and Release as described in this Item 6 does not purport to be complete and is qualified in its entirety by reference to such agreement, which is attached to this Amendment No. 1 to Schedule 13D as Exhibit 1 and is incorporated herein by this reference.

Item 7.         Material to be Filed as Exhibits

Exhibit 1:                                           Termination Agreement and Release dated as of November 8, 2015 (incorporated herein by reference to Exhibit 2.2 to Apollo Global Management, LLC’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015 (File No. 001-35107)

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated:  November 12, 2015

APOLLO PRINCIPAL HOLDINGS I, L.P.

By:	Apollo Principal Holdings I GP, LLC,
its general partner

By: /s/ Jessica L. Lomm
Jessica L. Lomm
Vice President

APOLLO PRINCIPAL HOLDINGS I GP, LLC

By:	/s/ Jessica L. Lomm
Jessica L. Lomm
Vice President